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SARCOMATRIX THERAPEUTICS CORPORATION

STOCKHOLDERS AGREEMENT


This Stockholders Agreement (this "**Agreement**"), is made as of <u>12/30/2022</u> by and among Sarcomatrix Therapeutics Corporation, a Delaware corporation (the "**Company**"), and the Holders.

WHEREAS, each Holder holds Capital Stock in the Company; and

WHEREAS, the Company and each of the Holders desire to enter into this Agreement in order to set forth certain rights and obligations among the Company and the Holders.

NOW, THEREFORE, the Company and the Holders agree as follows:

1.   Definitions.

1.1   "**Affiliate**" means, with respect to any specified Person, any other Person who directly or indirectly, controls, is controlled by or is under common control with such Person, including, without limitation, any general partner, managing member, officer or director of such Person, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Person.

1.2   "**Capital Stock**" means (a) shares of Common Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants, convertible debt, convertible preferred stock or other Derivative Securities of the Company.

1.3   "**Common Stock**" means shares of Common Stock of the Company, $0.0001 par value per share.

1.4   "**Company Notice**" means written notice from the Company notifying a selling Holder that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

1.5   "**Deemed Liquidation Event**" means a (a) merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its Capital Stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of Capital Stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity ownership of (1) the surviving or resulting Person or (2) if the surviving or resulting Person is a wholly owned subsidiary of another Person immediately following such merger or consolidation, the parent of such surviving or resulting Person (provided that, for the purpose of this definition of "Deemed Liquidation Event," all shares of Common Stock issuable upon exercise of Derivative Securities outstanding immediately prior to such merger or consolidation or upon conversion of Derivative Securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged); or (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

1.6   "**Derivative Securities**" means any securities or rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Common Stock, including options and warrants.

1.7   "**Holders**" means any holder of Capital Stock or Derivative Securities that is a party to this Agreement or that subsequently becomes a party to this Agreement.

1.8   "**IPO**" means the Company's first underwritten public offering of its Common Stock under the Securities Act.

1.9   "**Person**" means an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity.

1.10   "**Proposed Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by a Holder.

1.11   "**Proposed Transfer Notice**" means written notice from a Holder setting forth the terms and conditions of a Proposed Transfer.

1.12   "**Prospective Transferee**" means any Person to whom a Holder proposes to make a Proposed Transfer.

1.13   "**Right of First Refusal**" means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.14   "**Transfer**" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law, or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation, or similar disposition of, any Common Stock owned by a Person or any interest (including a beneficial interest) in any Common Stock owned by a Person. "Transfer" when used as a noun shall have a correlative meaning.

1.15   "**Transfer Stock**" means shares of Capital Stock owned by a Holder, or issued to a Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like); provided that "Transfer Stock" subject to the Right of First Refusal shall also include any other class or series of capital stock issued by the Company.

2.   <u>Right of First Refusal</u>

    2.1   <u>Right of First Refusal</u>.

        (a)   <u>Grant</u>. Subject to the terms of <u>Section 3</u> below, each Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Holder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the ProspectiveTransferee.

        (b)   <u>Notice</u>. Each Holder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company not later than 60 days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this <u>Section 2</u>, the Company must deliver a Company Notice to the selling Holder within 15 days after delivery of the Proposed Transfer Notice.

        (c)   <u>Forfeiture of Rights</u>. Notwithstanding the foregoing, if the total number of shares of Transfer Stock that the Company has agreed to purchase in the Company Notice, is less than the total number of shares of Transfer Stock then the Company shall be deemed to have forfeited any right to purchase such Transfer Stock, and the selling Holder shall be free to sell all, but not less than all, of the Transfer Stock to the Prospective Transferee on terms and conditions substantially similar to (and in no event more favorable than) the terms and conditionsset forth in the Proposed Transfer Notice, it being understood and agreed that (i) any such sale ortransfer shall be subject to the other terms and restrictions of this Agreement (ii) any future Proposed Transfer shall remain subject to the terms and conditions of this Agreement, including this <u>Section 2</u>; and (iii) such sale shall be consummated within 60 days after receipt of the Proposed Transfer Notice by the Company and, if such sale is not consummated within such 60-day period, such sale shall again become subject to the Right of First Refusal on the terms set forth herein.

        (d)   <u>Consideration; Closing</u>. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's board of directors (the "**Board**") and as set forth in the Company Notice. If the Company cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company may pay the cash value equivalent thereof, as determined in good faith by the Board and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company shall take place, and all payments from the Company shall have been delivered to the selling Holder, by thelater of (i) the date specified in the Proposed Transfer Notice as the intended date of theProposed Transfer; and (ii) 60 days after delivery of the Proposed Transfer Notice.

2.2   Effect of Failure to Comply.

(a)   Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(b)   Violation of First Refusal Right. If any Holder becomes obligated to sell any Transfer Stock to the Company under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company may, at its option, in addition to all other remedies it may have, send to such Holder the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

3.   Exempt Transfers.

3.1   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Sections 2.1 shall not apply (a) to a repurchase of Transfer Stock from a Holder by the Company at a price no greater than that originally paid by such Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board, (b) to a sale or other transfer to another Holder, (c) in the case of a Holder that is an entity, upon a transfer by such Holder to its stockholders, members, partners or other equity holders, or (d) in the case of a Holder that is a natural Person, upon a transfer of Transfer Stock by such Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Holder (or his or her spouse) (all of the foregoing collectively referred to as "**family members**"), or any other relative approved by the Board of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Holder or any such family members; provided that in the case of clause (b), (c) or (d), the Holder shall deliver prior written notice to the Company; and further provided that the transferee(s) shall, as a condition to such transfer, execute and deliver a counterpart signature page to this Agreement and an Adoption Agreement in the form attached hereto as Exhibit A (an "**Adoption Agreement**") as confirmation that such transferee(s) shall be bound by all the terms and conditions of this Agreement as a Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Holder (and if applicable, an Other Holder) with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (c) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

3.2 <u>Exempted Offerings</u>. Notwithstanding the foregoing or anything to the contrary herein, the provisions of <u>Section 2</u> shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.

3.3 <u>Prohibited Transferees</u>. Notwithstanding the foregoing, no Holder shall transfer any Transfer Stock to (a) any entity which, in the determination of the Board, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Board should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

4. <u>Legend</u>. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Holders or issued to any permitted transferee in connection with a transfer permitted by <u>Section 3.1</u> hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN STOCKHOLDERS AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this <u>Section 4</u> above to enforcethe provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5. <u>Drag-Along Right</u>.

5.1 <u>Definitions</u>. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding votingpower of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a DeemedLiquidation Event.

5.2 <u>Actions to be Taken</u>. In the event that (i) the holders of at least 50% of the shares of Capital Stock (the "**Selling Holders**") and (ii) the Board approve a Sale of the Company in writing, specifying that this <u>Section 5</u> shall apply to such transaction, then each Holder and the Company hereby agree:

(a) if such transaction requires stockholder approval, with respect to all Shares that such Holder owns or over which such Holder otherwise exercises voting power, to vote (in Person, by proxy or by action by written consent, as applicable) all shares of capitalstock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Holder (collectively, the "**Shares**") in favor of, and adopt, such Sale of the Company(together with any related amendment to the Certificate required in order to implement such Saleof the Company) and to vote in opposition to any and all other proposals that could reasonablybe expected to delay or impair the ability of the Company to consummate such Sale of the Company;

        (b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Holder as is being sold by the Selling Holders to the Person to whom the Selling Holders propose to sell their Shares, and, except as permitted in Section 5.3 below, on the same terms and conditions as the Selling Holders;

        (c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Holders in order to carry out the terms and provision of this <u>Section 5</u>, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

        (d)   not to deposit, and to cause their Affiliates not to deposit, except asprovided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquiror in connection with the Sale of the Company;

        (e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

        (f)   if the consideration to be paid in exchange for the Shares pursuant to this <u>Section 5</u> includes any securities and due receipt thereof by any Holder would require under applicable law (x) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Holder of any information other than such information as a prudent issuer would generally furnish in anoffering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof,against surrender of the Shares which would have otherwise been sold by such Holder, anamount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

        (g)   in the event that the Selling Holders, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Holders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Holder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Holders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Holder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

5.3   Exceptions. Notwithstanding the foregoing, a Holder will not be required to comply with Section 5.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(b)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint withany other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and subject to the provisions of the Certificate related to the allocation of the escrow, is pro rata in proportion to, and does not exceed, the amount of consideration paid tosuch Stockholder in connection with such Proposed Sale; and

(c)   upon the consummation of the Proposed Sale, (A) each holder of the Company's Common Stock will receive consideration having the same value per share ofCommon Stock as is received by other holders in respect of their shares of Common Stock, and (B) unless the holders of at least a majority of the Company's preferred stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the preferred stock and Common Stock shall be allocated among the holders of preferred stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of preferred stock and the holders of Common Stock are entitled in a liquidation of the Company (assuming for this purpose that the Sale of the Company is a liquidation of the Company) in accordance with the Certificate in effect immediately prior to the Proposed Sale.

6.   Tag-along Rights.

6.1   If at any time/at any time prior to the consummation of an IPO, a Holder who (together with its Affiliates) holds no less than 51% of the outstanding Common Stock of the Company (the "**Selling Stockholder**") proposes to sell any shares of its Common Stock to an Third Party (the "**Proposed Transferee**") and the Selling Stockholder cannot or has not elected to exercise its drag-along rights set forth in Section 5, each other Stockholder (each, a "**Tag-along Stockholder**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 6.1.

6.2   Prior to the consummation of any such Transfer of Common Stock described in

Section 6.1, and after satisfying its obligations pursuant to Section 2.1, the Selling Stockholder shall deliver to the Company and each other Holder a written notice (a "**Sale Notice**") of the proposed Tag-along Sale subject to this Section 6.2 no later than ten (10) Business Days prior to the closing date of the Tag-along Sale. The Sale Notice shall make reference to the Tag-along Stockholders' rights hereunder and shall describe in reasonable detail:

(a) the aggregate number of shares of Common Stock the Proposed Transferee has offered to purchase;

(b) the identity of the Proposed Transferee;

(c) the proposed date, time, and location of the closing of the Tag-along Sale;

(d) the per share purchase price and the other material terms and conditions of the Transfer, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(e) a copy of any form of agreement proposed to be executed in connection therewith.

6.3 Each Tag-along Stockholder shall exercise its right to participate in a Transfer of Common Stock by the Selling Stockholder subject to this Section 6 by delivering to the Selling Stockholder a written notice (a "**Tag-along Notice**") stating its election to do so and specifying the number of shares of Common Stock to be Transferred by it no later than five (5) Business Days after receipt of the Sale Notice (the "**Tag-along Period**"). The offer of each Tag-along Stockholder set forth in a Tag-along Notice shall be irrevocable, and, to the extent such offer is accepted, such Tag-along Stockholder shall be bound and obligated to Transfer in the proposed Transfer on the terms and conditions set forth in this Section 6. The Selling Stockholder and each Tag-along Stockholder shall have the right to Transfer in a Transfer subject to this Section 6 the number of shares of Common Stock equal to the product of (i) the aggregate number of shares of Common Stock the Proposed Transferee proposes to buy as stated in the Sale Notice and (ii) a fraction (A) the numerator of which is equal to the number of shares of Common Stock then held by the Selling Stockholder or such Tag-along Stockholder, as the case may be, and (B) the denominator of which is equal to the number of shares then held by all of the Stockholders participating in the Tag-Along Sale (including, for the avoidance of doubt, the Selling Stockholder).

6.4 Each Tag-along Stockholder participating in a Transfer pursuant to this Section 6 shall receive the same consideration per share as the Selling Stockholder after deduction of such Tag-along Stockholder's proportionate share of the related expenses in accordance with Section 6.6

6.5 Each Tag-along Stockholder shall make or provide the same representations, warranties, covenants, indemnities, and agreements as the Selling Stockholder makes or provides in connection with the Tag-along Sale (except that in the case of representations, warranties, covenants, indemnities, and agreements pertaining specifically to the Selling Stockholder, the Tag-along Stockholder shall make the comparable representations, warranties, covenants, indemnities, and agreements pertaining specifically to itself); provided, that all representations, warranties, covenants, and indemnities shall be made by the Selling Stockholder and each Tag-along Stockholder severally and not jointly and any indemnification obligation in respect of breaches of representations and warranties shall be pro rata based on the consideration received by the Selling Stockholder and each Tag-along Stockholder, in each case in an amount not to exceed the aggregate proceeds received by the Selling Stockholder and each such Tag-along Stockholder in connection with any Tag-along Sale.

6.6   The reasonable and documented fees and expenses of the Selling Stockholder incurred in connection with a Tag-along Sale and for the benefit of all Holders (it being understood that costs incurred by or on behalf of the Selling Stockholder for its sole benefit will not be considered to be for the benefit of all Holders), to the extent not paid or reimbursed by the Company or the Proposed Transferee, shall be shared by all the Holders participating in the Tag-along Sale on a pro rata basis, based on the aggregate consideration received by each such Holder; provided, that no Holder shall be obligated to make or reimburse any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

6.7   Each Tag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Selling Stockholder.

6.8   The Selling Stockholder shall have ninety (90) Business Days following the expiration of the Tag-along Period in which to Transfer the shares of Common Stock described in the Sale Notice, on the terms set forth in the Sale Notice (which such ninety (90) Business Day period may be extended for a reasonable time not to exceed an additional thirty (30) Business Days to the extent reasonably necessary to obtain any Government Approvals). If at the end of such ninety (90) Business Day period, the Selling Stockholder has not completed such Transfer, the Selling Stockholder may not then effect a Transfer of Common Stock subject to this Section 6 without again fully complying with the provisions of this Section 6.

6.9   If the Selling Stockholder Transfers to the Proposed Transferee any of its shares of Common Stock in breach of this Section 6, then each Tag-along Stockholder shall have the right to Transfer to the Selling Stockholder, and the Selling Stockholder undertakes to purchase from each Tag-along Stockholder, the number of shares of Common Stock that such Tag-along Stockholder would have had the right to Transfer to the Proposed Transferee pursuant to this Section 6, for a per share amount and form of consideration and upon the terms and conditions on which the Proposed Transferee bought such Common Stock from the Selling Stockholder, but without indemnity being granted by any Tag-along Stockholder to the Selling Stockholder; provided, that, nothing contained in this Section 6 shall preclude any Holder from seeking alternative remedies against such Selling Stockholder as a result of its breach of this Section 6. The Selling Stockholder shall also reimburse each Tag-along Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Tag-along Stockholder's rights.

7.   Miscellaneous.

7.1   Term. This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event.

7.2   Stock Split. All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization

affecting the Capital Stock occurring after the date of this Agreement.

7.3 Ownership. Each Holder represents and warrants that such Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other Person or entity has any interest in such shares (other than a community property interest asto which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

7.4 Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the United States District Court for the District of Nevada and any state court in the State of Nevada that is located in Washoe County (and of the appropriate appellate courts from any of the foregoing) for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the foregoing courts, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to thejurisdiction of the above-named courts, that its property is exempt or immune from attachment orexecution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

WAIVER OF JURY TRIAL: EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS, THE SECURITIES OR THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BEFILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. THIS SECTION HAS BEEN FULLY DISCUSSED BY EACH OF THE PARTIES HERETO AND THESE PROVISIONS WILLNOT BE SUBJECT TO ANY EXCEPTIONS. EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATIONWITH LEGAL COUNSEL.

7.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page hereof, as the case maybe, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 6.5. If notice is given to the Company, it shall be

sent to: 4262 Quinn Dr., Carson City, NV 89701; and a copy (which shall not constitute notice) shall also be sent to Macy & Peters, 325 W. Liberty St. Reno, Nevada 89501; Attn: Craig Macy.

7.6   Entire Agreement. This Agreement (including, the Exhibits hereto) constitutes the full and entire understanding and agreement between the parties with respect to the right of first refusal, the right of co-sale, the drag-along rights, and any other written or oral agreement or understanding relating to such rights existing between the parties are expressly superseded and of no further force and effect.

7.7   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any otherparty under this Agreement, shall impair any such right, power or remedy of such non-breaching or nondefaulting party nor shall it be construed to be a waiver of any such breach or default, oran acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.   All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulativeand not alternative.

7.8   Amendment; Waiver and Termination. Subject to Section 5.1 above, this Agreement may be amended, modified or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, and (b) the Holders holding 50% of the shares of Common Stock issued or issuable upon conversion of the then outstanding shares of preferred stock (voting as a single class and on an as-converted basis). Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other stockholder entered into or approved such amendment, modification, termination or waiver. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to suchamendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, orconstrued as, a further or continuing waiver of any such term, condition or provision.

7.9   Assignment of Rights.

(a)   The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)   Any successor or permitted assignee of any Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, an Adoption Agreement pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Governing Law. This Agreement shall be governed by the internal law of the State of Delaware, without regard to the application of the principles of conflicts or choice of laws.

7.12   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

7.13   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.14   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, the Company shall be entitled to specific performance of the agreements and obligations of the Holders under this Agreement and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

7.15   Additional Holders. In the event that the Company issues additional shares of Capital Stock after the date of this Agreement, the Company may cause the recipient of such Capital Stock to execute an Adoption Agreement as a Holder, and such Person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Holder.

7.16   Consent of Spouse. If any Holder is married on the date of this Agreement, such Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit B to this Agreement ("**Consent of Spouse**"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Holder's shares of Transfer Stock that do nototherwise exist by operation of law or the agreement of the parties. If any Holder should marry or remarry subsequent to the date of this Agreement, such Holder shall within 30 days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a

Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

       7.17   <u>Legal Representation; Other Advisors</u>. Each Party hereby acknowledges that (a) Macy & Peters, PLLC has represented the Company in connection with the preparation of this Agreement and associated documents, (b) each Party has been advised to seek, and has had the opportunity to consult with, his, her or its own separate counsel in connection with this Agreement, (c) the Party has read this Agreement and has had the opportunity to ask anyquestions, and (d) Macy & Peters, PLLC does <u>not</u> represent any Party (other than the Company) with respect to this Agreement or the transactions contemplated thereby. Each Party consents to any potential future engagement of Macy & Peters, PLLC by the Company.

[SIGNATURES ON FOLLOWING PAGE]

DocuSign Envelope ID: 248EAC33-A5CD-42BB-BEB1-C1DCBC6BD569

IN WITNESS WHEREOF, the parties have executed this Stockholders Agreement as of the date first written above.

COMPANY:

Sarcomatrix Therapeutics Corporation

DocuSigned by:

By: David Craig

A1A62EB893BB427...

Name: David Craig

Title: Chief Executive Officer

[Signature Page to Stockholders Agreement]